3Com Corporation
350 Campus Drive
Marlborough, Massachusetts 01752-3064
February 8, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549
Attention: David L. Orlic
Dear Mr. Orlic:
     This letter confirms your conversation today with Jeffrey M. Held, 3Com Corporation’s Deputy General Counsel, and representatives of Ropes and Gray, counsel to Bain Capital Partners, LLC (“Bain Capital”). In our earlier correspondence with the staff of the Securities and Exchange Commission (the “Staff”) relating to the preliminary proxy statement for our proposed merger (the “Merger”) with investment vehicles sponsored by Bain Capital, we had indicated that Huawei Technologies Co. Ltd. (“Huawei”) did not own any shares of 3Com stock. This statement was based on information provided to us by Huawei through its counsel. As described below, it has recently come to our attention that an affiliate of Huawei, Huawei Tech Investment Co., Ltd. (“Huawei HK”), did own a small amount of 3Com stock at the time of those communications. While this information does not change 3Com’s conclusions in that correspondence, we wanted to make you aware of this correction.
     As we informed you, the final proxy statement for the February 29, 2008 shareholders’ meeting to approve the Merger was mailed to shareholders on January 28, 2008. As we discussed, 3Com plans to make the new information about Huawei’s stock position in 3Com available to our stockholders through a Form 8-K filing. The shareholders’ meeting is scheduled for February 29, 2008 in order to facilitate the closing of the transaction prior to the April 28, 2008 “drop-dead” date in the merger agreement.
     As was discussed on the call, Huawei, through its counsel, has informed us and Bain Capital that this mistake occurred as result of a human error at Huawei. Prior to submitting our response to the Staff’s October 31, 2007 comments on our preliminary proxy statement, counsel for Bain Capital asked Huawei to review and confirm the accuracy of our proposed response letter to the Staff. Huawei confirmed to Bain Capital that it had reviewed the response contained in the November 15, 2007 letter from Wilson Sonsini Goodrich & Rosati, PC (outside counsel to

3Com Corporation) and confirmed its accuracy. That letter included a statement that Huawei did not own any shares of 3Com common stock.
     Last Friday, during the course of proxy solicitation efforts for our shareholders’ meeting, our proxy solicitor mentioned to Mr. Held that Huawei HK is currently the beneficial holder of 7,800,920 shares of 3Com common stock — which represents under 2% of our total shares outstanding. Neither 3Com nor Bain Capital was previously aware of this share position. Upon learning this information, we and Bain Capital asked Huawei to check this information. Earlier today, Huawei, through its counsel, confirmed to Bain Capital and us that a Huawei affiliate, Huawei HK, does own these shares. Bain Capital has also confirmed to us that these shares will be cashed out in the Merger and Huawei will not be permitted to rollover these shares.
     We understand that Huawei is extremely apologetic and has explained that its failure to disclose ownership of 3Com common stock was the result of an administrative error. More specifically, Huawei’s counsel has informed us and Bain Capital that the individual responsible for confirming that Huawei did not own any 3Com common stock consulted a reporting system that only captured the activity of Huawei’s operating subsidiaries — and did not check records for Huawei HK, which is a Hong Kong-based investment affiliate. Separately, Huawei also informed us and Bain Capital that for a short period in the past Huawei held a much smaller position in 3Com stock, although those shares have not been held by Huawei for well over a year.
     We have carefully considered this new information and concluded it does not change our position that Rule 13e-3 is not applicable to the Merger. In fact, 3Com did not even know of this share ownership until well after the proxy solicitation had commenced. Nevertheless, while not technically required by the proxy rules, we intend to disclose this information on a Form 8-K filing.

     Also, as was discussed on the call, to the best of our knowledge, Huawei has not appeared on any security position listings of 3Com shareholders that we routinely use to manage our investor relations and shareholder meetings or that 3Com considered as part of its evaluation of strategic alternatives leading up to the Merger.
* * * * *
     If you have any questions regarding the foregoing, please feel free to contact me at (508) 323-1010 or Jeffrey M. Held at (508) 323-1343.

Sincerely 3COM CORPORATION
/s/ Neal D. Goldman

Neal D. Goldman Executive Vice President, Chief Administrative and Legal Officer and Secretary

cc:	Mark P. Shuman Michael Pressman United States Securities and Exchange Commission Jeffrey M. Held, 3Com Corporation